United States securities and exchange commission logo





                             November 13, 2020

       Charlotte MacVane
       General Counsel
       Array Technologies, Inc.
       3901 Midway Place NE
       Albuquerque, New Mexico 87109

                                                        Re: Array Technologies,
Inc.
                                                            Filed November 10,
2020
                                                            CIK No. 1820721

       Dear Ms. MacVane:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood, Staff Attorney at (202) 551-3345 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing